                                   EXHIBIT 3.2


                                    AMENDMENT
                                       TO
                                     BYLAWS
                                       OF
                          CLARK-SCHWEBEL HOLDINGS, INC.


Section 1 of Article III of the Bylaws of Clark-Schwebel Holdings, Inc. shall be amended, effective as of July 14, 1997, and thereafter only for so long as any shares of Senior Preferred Stock (as defined in the Amended and Restated Certificate of Incorporation) remain outstanding, to add the following paragraph at the end of such Section 1:

             Notwithstanding the foregoing, upon any occurrence of a Voting Rights Triggering Event (as such term is defined in Section 5(c)(i) of Part B of Article Fourth of the corporation's Amended and Restated Certificate of Incorporation), then, in any such case, the number of directors constituting the Board of Directors shall be increased to permit the holders of the majority of the then outstanding Senior Preferred Stock (as such term is defined in the corporation's Amended and Restated Certificate of Incorporation), voting separately as one class, to elect two directors. The term of any director elected pursuant to the foregoing sentence shall terminate in accordance with the provisions of Section 5(c)(ii) of Part B of Article Fourth of the corporation's Amended and Restated Certificate of Incorporation, whereupon the number of directors constituting the Board of Directors automatically shall be decreased by two.